SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 4, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

Security Code # CM-040

May 4, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on May 4, 2004, a cash dividend in the total amount of P12,420,000.00 was declared on all of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, payable on June 15, 2004 to the holders of record on May 26, 2004.

Thank you.

Very truly yours, FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	DIVIDEND ADVICE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,205,655 As of April 9, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

----------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number __________________________

LCU

Document I.D. ___________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. May 4, 2004 ______

Date of Report (Date of earliest event reported)

2. SEC Identification Number ___PW-55 ___ 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company ___________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ __________

Address of principal office Postal Code

8. (632) 814-3664 ________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable____________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________

11. Indicate the item numbers reported herein: __________ _________________________

In compliance with Section 17.1 (b) of the Securities Regulation Code, we advise that during the meeting of the Board of Directors of our Company on May 4, 2004, a cash dividend in the total amount of P12,420,000.00 was declared on all of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, payable on June 15, 2004 to the holders of record on May 26, 2004.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

May 4, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: May 4, 2004